Exhibit 99.1

To: Shareholders of Yandex N.V.

From: Board of Directors

Date: October 13, 2020

Notice of Annual General Meeting of Shareholders of Yandex N.V.

We hereby inform you that Yandex N.V. (the “Company”) will hold its Annual General Meeting of Shareholders (“AGM”) on October 29, 2020, beginning at 15.00 Amsterdam time by webcast available at www.meetingcenter.io/217653499 in accordance with Dutch Temporary Act COVID-19 Justice and Safety (Tijdelijke wet COVID-19 Justitie en Veiligheid) (the "Temporary Act COVID-19"). Based on the Temporary Act COVID-19, the Board of Directors has resolved to extend (1) the six months' statutory term for holding the AGM by four months and (2) the five months' statutory term for the preparation of the 2019 statutory annual accounts by five months. Both extended terms expire on October 31, 2020.

Enclosed with this notice you will find the Agenda for the AGM, together with explanatory notes, as well as a Power of Attorney / Proxy to authorize company representatives to vote your shares at the AGM.

If you are planning to join the webcast of the AGM, we kindly request you to provide advance notice by notifying the Company at askir@yandex-team.ru before 15.00. (Amsterdam time) on October 26, 2020. To participate in the AGM, you may go to www.meetingcenter.io/217653499 and enter your 15-digit control number included on your proxy card or on the instructions that accompanied your proxy materials. The password for the meeting is YNDX2020. You will not be able to vote your shares in real time at the webcast of the AGM. Instead, you are requested to vote your shares in advance in the manner described below. Those without a control number may attend the AGM as guests, in listen-only mode, by logging in to the same virtual meeting platform and following the instructions on the website for guest access.

The following agenda items are scheduled for the AGM:

Introductory remarks.

1.	Approval of 2019 annual statutory accounts of the Company. (decision)
2.	Discharge of the members of the Board of Directors for their liability towards the Company for their management during the 2019 financial year. (decision)
3.	Re-appointment of Arkady Volozh as an executive member of the Board of Directors for a four-year term. (decision)
4.	Re-appointment of Mikhail Parakhin as a non-executive member of the Board of Directors for a one-year term. (decision)
5.	Cancellation of outstanding Class C Shares. (decision)

6.	Appointment of the external auditor of the Company for the 2020 financial year. (decision)
7.	General authorization of the Board of Directors to issue Class A Shares. (decision)
8.	General authorization of the Board of Directors to exclude pre-emption rights. (decision)
9.	General authorization of the Board of Directors to acquire shares in the Company. (decision)

Any other business.

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Copies of materials related to the AGM, including this Notice of Meeting, the Agenda and

Explanatory Notes, and a copy of our 2019 Annual Report on Form 20-F, are available:

• at: http://www.edocumentview.com/YNDX

• on our website at http://yandex.com/company

• at the Company’s offices (Schiphol Boulevard 165, 1118 BG Schiphol, the Netherlands)

• from Investor Relations, tel +7 495 739-7000 or by email: askir@yandex-team.ru

The Company’s audited statutory accounts (which are prepared in accordance with IFRS solely to comply with Dutch law) are available for inspection by shareholders at the Company’s offices at the above address; copies may be requested from Investor Relations.

On October 1, 2020 the total number of Class A Shares outstanding (excluding shares held in treasury) was 316,675,755, with a total of 316,675,755 voting rights; and the total number of Class B Shares was 35,708,674 with a total of 357,086,740 voting rights. Each Class A share carries one vote; each Class B share carries ten votes. The Class A Shares and Class B Shares will vote together as a single class on all matters at the AGM.

The persons who will be considered as entitled to vote and/or attend the AGM are those persons who on October 1, 2020, after processing of all settlements as of this date (the record date), have these rights and are registered as such in a register designated by the Board. The designated register for the Class A Shares is maintained by the Company’s transfer agent and registrar, Computershare Trust Company N.A. The designated register for the Class B Shares is maintained by the Company.

Shareholders who hold shares on the record date have the opportunity to submit written questions in respect of the agenda items by sending an e-mail to askir@yandex-team.ru. Any questions must be submitted by 72 hours prior to the AGM and must be accompanied by evidence of your ownership or beneficial ownership of shares on the record date. If your Class A shares are held by a broker, bank or other nominee, you must provide us with a letter from the nominee confirming your beneficial ownership of such shares. We will answer the questions (either separately or combined with other questions) at the AGM with the answers published on our website https://ir.yandex/shareholder-meetings at least 12 hours before the AGM.

At the AGM, shareholders who have submitted written questions prior to the AGM will be given the opportunity to ask follow-up questions at the webcast of the AGM. The Chairman in his discretion may refuse follow-up questions being asked if these may reasonably be expected to jeopardize the order of the AGM.

Your vote is important regardless of the number of shares you own. Whether or not you expect to join the webcast of the AGM, we hope you will take the time to vote your shares. If you are a shareholder of record, you may vote your Class A shares over the Internet (at http://www.investorvote.com/YNDX), by telephone (at +1-800-652-8683) or by completing and mailing the enclosed Power of Attorney / Proxy card in the envelope provided. If your shares are held in ‘‘street name’’, meaning they are held for your account by a broker or other nominee, you will receive instructions from the broker that you must follow for your shares to be voted.

Shareholders and interested parties may contact any of the Company’s directors, including the Chairman, the non-management directors as a group, the chair of any committee of the Board of Directors or any committee of the Board by writing them via e-mail at askir@yandex-team.ru. Shareholders who are eligible and intend to have an item added to the agenda of the AGM must comply with the requirements contained in Article 18 of our Articles of Association, as amended. We reserve the right (subject to the laws of The Netherlands) to reject, rule out of order or take other appropriate action with respect to any proposal or nomination that does not comply with these and other applicable requirements.

Schiphol, October 13, 2020

2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Agenda and Explanatory Notes

Date:           October 29, 2020 at 15.00 Amsterdam time

Location:    by webcast available at www.meetingcenter.io/217653499 in accordance with Dutch Temporary Act COVID-19 Justice and Safety (Tijdelijke wet COVID-19 Justitie en Veiligheid)

Opening

Introductory Remarks

Approval of 2019 statutory accounts; discharge of Directors

1. To approve the annual statutory accounts of the Yandex N.V. (the ‘‘Company’’) for the 2019 financial year (prepared in accordance with IFRS). (Decision)

2. To discharge the members of the Board of Directors from their liability towards the Company in respect of the management of the Company during the 2019 financial year. (Decision)

Re-appointment of executive director

3. To re-appoint Arkady Volozh to serve as an executive member of the Board of Directors, for a four-year term. (Decision)

Re-appointment of non-executive director

4. To re-appoint Mikhail Parakhin to serve as a non-executive member of the Board of Directors, for a one-year term. (Decision)

Cancellation of shares

5. To cancel 1,429,984 outstanding Class C shares, all held by the Company. (Decision)

Appointment of Auditor

6. To appoint JSC KPMG, an independent registered public accounting firm and the Russian affiliate of KPMG International, as auditors of the Company’s consolidated financial statements for the 2020 financial year (to be prepared under U.S. GAAP), and KPMG Accountants N.V., its Dutch affiliate, as external auditors of the Company’s statutory annual accounts for the 2020 financial year (to be prepared under IFRS). (Decision)

General designations and authorizations of the Board of Directors

7. To designate the Board of Directors as the competent body to issue from time to time Class A Shares up to an additional 20% of the issued share capital (excluding Class C Shares) of the Company for a period of five years from the date of the Annual General Meeting. (Decision)

8. To designate the Board of Directors as the competent body to exclude pre-emptive rights of the existing shareholders in respect of the issue of Class A Shares for a period of five years from the date of the Annual General Meeting. (Decision)

9. To authorize the Board of Directors for a period of 18 months to repurchase shares in the capital of the Company up to 20% of the issued share capital from time to time, in the case of Class A shares, against a purchase price equal to the market price on the Nasdaq Global Select Market of the Class A shares at the time of repurchase. (Decision)

Other business

Any other business.

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Explanatory Notes to the Agenda

Opening

The Chief Executive Officer will look back on 2019, including the Group’s financial performance.

Approval of 2019 statutory accounts; discharge of Directors

1-2. Approval of 2019 Annual Statutory Accounts of Yandex N.V.; discharge of the members of the Board of Directors from their liability towards the Company for management during the 2019 financial year

These agenda items include proposals to adopt the 2019 Statutory Accounts, as well as to discharge the members of the Board of Directors, in accordance with Dutch law, from liability towards the Company for the performance of their duties in 2019.

The proposed discharge of the members of the Board of Directors only covers matters that are known to the Company at the 2020 AGM when the resolution to discharge is adopted. Copies of the 2019 Statutory Accounts are available for inspection by shareholders at the registered office of the Company, and can also be obtained from Investor Relations, tel +7 495 739-7000 or by email: askir@yandex-team.ru.

Re-appointment of directors

Following the restructuring of the corporate governance of the Company in December 2019, the former Nominating and Corporate Governance Committee has been divided into two committees: the Nominating Committee and the Corporate Governance Committee. The Nominating Committee is responsible for, among other things, recommending to the Board of Directors persons to be nominated for election or re-election as directors at any General Meeting. The Nominating Committee has two subcommittees.

Subcommittee I consists of one Designated Director (as defined in our Articles of Association) (Mr. Komissarov), one director with a Russian passport and residency (Mr. Voloshin), and one other Director (Mr. Boynton). Subcommittee I is responsible for selecting and recommending up to four persons for nomination by the Board for appointment by the General Meeting (the “Class I Directors”).

The initial Class I Directors are Herman Gref, Mikhail Parakhin, Charles Ryan and Ilya Strebulaev.

The term of Mr. Parakhin expires at the 2020 AGM and he stands for re-election for one-year term. Subcommittee I has unanimously recommended Mikhail Parakhin for nomination by the Board for re-appointment by the General Meeting with the effect that Mr. Parakhin will continue to serve as a Class I Director.

The term of Mr. Gref expires at the 2020 AGM, and he is not standing for re-election.

Subcommittee II consists of three directors who are not Class I Directors: Messrs. Boynton and Rijnja, and Ms. Dyson. Subcommittee II is responsible for selecting and recommending six persons for nomination by the Board for appointment by the General Meeting (the “Class II Directors”). Subcommittee II has unanimously recommended Mr. Arkady Volozh, the current CEO and a Co-Founder of the Company, for nomination by the Board for appointment by the General Meeting as an executive member with the effect that Mr. Volozh will continue to serve as a Class II director.

3. Re-appointment of Arkady Volozh as an executive member of the Board of Directors

It is proposed to re-appoint Arkady Volozh as an executive member of the Board of Directors of the Company for a four-year term with effect from October 29, 2020 and running until the annual general meeting to be held in 2024.

Mr. Volozh is the principal founder of Yandex and has been our Chief Executive Officer and a director since 2000. A serial entrepreneur with a background in computer science, Mr. Volozh co-founded several successful IT enterprises, including InfiNet Wireless, a Russian provider of wireless networking technology, and CompTek International, one of the largest distributors of network and telecom equipment in Russia. In 2000, Mr. Volozh left his position as CEO of CompTek International to become the CEO of Yandex. Mr. Volozh started working on search in 1989, which led to him establishing Arkadia Company in 1990, a company developing search software. His early achievements in this field include the development of electronic search for use in patents, Russian classical literature and the Bible. Mr. Volozh holds a degree in applied mathematics from the Gubkin Institute of Oil and Gas. The Board of Directors is pleased that Mr. Volozh is available to continue to serve as a member of the Board of Directors.

Mr. Volozh will receive cash and equity compensation in his capacity as an executive director and the CEO in line with the group’s policies for executive compensation.

4. Appointment of Mikhail Parakhin as a non-executive member of the Board of Directors

It is proposed to appoint Mikhail Parakhin as a non-executive member of the Board of Directors of the Company for a one-year term with effect from October 29, 2020 and running until the annual general meeting to be held in 2021.

Mr. Parakhin is an industry veteran with more than 20 years of industry experience, particularly in the areas of AI and large-scale processing. He has lead teams of various sizes for some of the world’s leading tech companies. Mr. Parakhin joined Yandex as Chief Technology Officer in 2014, leading all technical teams globally for the company, applying his unique background in machine learning and coding, plus specializations in search, image processing, as well as handwriting and speech recognition algorithms. Mr. Parakhin left his executive role at Yandex in August 2019, and now serves as Corporate Vice President of Technology at Microsoft. Prior to joining Yandex, Mr. Parakhin had served in various roles at Microsoft, including as Head of the Bing Multimedia Search team from 2010 to 2014. Mr. Parakhin holds a Master’s degree in Physics from the Moscow Engineering Physics Institute. The Board believes that it will benefit from Mr. Parakhin’s technical and managerial expertise and experience, and in particular his deep familiarity with the operations of the business, and has nominated him for appointment to ensure that the Company continues to benefit from his contributions. The Board proposes to re-appoint Mr. Parakhin for a one-year term. Mr. Parakhin will be entitled to participate in the cash and equity compensation programs available to all non-executive directors.

Cancellation of shares

5. Cancellation of outstanding Class C shares

The Company has issued Class C shares from time to time solely for technical purposes, to facilitate the conversion of its Class B shares into Class A shares. A total of 1,429,984 of the Company’s Class C shares were held by a Conversion Foundation managed by members of the Board of Directors, have been transferred for no consideration to the Company for the purpose of cancellation, and will be cancelled following the AGM.

Appointment of Auditor

6. Appointment of the external auditor of the Company

In accordance with Dutch law, the external auditor of the Company is appointed at the AGM. The Audit Committee has advised the Board of Directors to propose at the AGM the appointment of JSC KPMG, an independent registered public accounting firm and the Russian affiliate of KPMG International, as auditors of the Company’s consolidated financial statements for the 2020 financial year (to be prepared under U.S. GAAP), and KPMG Accountants N.V., its Dutch affiliate, as external auditors of the Company’s statutory annual accounts for the 2020 financial year (to be prepared under IFRS).

General designations and authorizations of the Board of Directors

7-9. General authorization of the Board of Directors to (i) issue Class A Shares; (ii) exclude pre-emptive rights; and (iii) acquire shares in the Company

The proposals to authorize the Board of Directors (i) to issue Class A Shares in an amount up to 20% of the issued share capital (excluding Class C Shares) from time to time of the Company, and (ii) to exclude the pre-emptive rights of shareholders in respect of such issuances are intended to give the Board of Directors flexibility in financing the Company in the most efficient manner. Furthermore, such authorizations give the Board of Directors flexibility in the context of acquisitions and mergers.

The proposal to authorize the Board of Directors to repurchase shares in the capital of the Company, up to a maximum of 20% of the issued share capital from time to time, in the case of Class A shares, against a purchase price equal to the market price on the Nasdaq Global Select Market of the Class A shares at the time of repurchase, is intended to, among other things, enable the Company to flexibly manage its capital structure in light of market conditions and the Company’s financial position.

In the year ended December 31, 2019, we repurchased an aggregate of 460,791 Class A shares at an average price of $41.16 per share, for a total amount of RUB 1,205 million. In the year ended December 31, 2018, we repurchased 4,760,679 Class A shares at an average price of $31.55 per share, for a total amount of RUB 10,085 million. We did not repurchase any Class A shares in the years ended December 31, 2016, 2017.

Adoption of these proposals at the AGM replaces the current authorizations of the Board of Directors in respect of these matters, which were granted at the Annual General Meeting of Shareholders on June 27, 2019. These authorizations are a matter of corporate housekeeping in the ordinary course, and the Board of Directors does not have any specific plans for issuance or repurchases at this time.

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